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                                                               Page 1 of 7 Pages

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (Amendment No. 2)*

                         Russ Berrie and Company, Inc.
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                                (Name of Issuer)

                        Common Stock, $0.10 stated value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   782233 10 0
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                                 (CUSIP Number)

                             Joel I. Greenberg, Esq.
             Kaye Scholer LLP, 425 Park Avenue, New York, NY 10022
                                 (212)836-8000
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                  (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 April 22, 2004
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             (Date of Event Which Requires Filing of this Statement)

          If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1 (e), 240.13d-1 (f) or 240.13d-1(g), check the following box. [ ]

 NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

--------------------------
 * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

          The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 782233 10 0                  13D                     Page 2 of 7 Pages

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1        NAMES OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only)

                       The Russell Berrie Foundation, a New Jersey Nonprofit Corporation (TIN 22-2620908)

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2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                        (a)  [ ]
                                                                        (b)  [ ]

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3        SEC USE ONLY

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4        SOURCE OF FUNDS

                       N/A

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5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
         2(d) OR 2(e) [ ]
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6        CITIZENSHIP OR PLACE OF ORGANIZATION

                       State of New Jersey

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                        7      SOLE VOTING POWER

                                      4,997,212 Common Shares

                      ---------------------------------------------------------
 NUMBER OF              8      SHARED VOTING POWER
   SHARES
BENEFICIALLY                          0
  OWNED BY
    EACH              ---------------------------------------------------------
 REPORTING              9      SOLE DISPOSITIVE POWER
   PERSON
    WITH                              4,997,212 Common Shares

                      ---------------------------------------------------------
                       10      SHARED DISPOSITIVE POWER

                                      0

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11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                       4,997,212 Common Shares

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12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         (See Instructions) [ ]

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13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

                       24.1%

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14       TYPE OF REPORTING PERSON (See Instructions)

                     CO

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                                                               Page 3 of 7 Pages

                        AMENDMENT NO. 2 TO SCHEDULE 13D

         The Statement on Schedule 13D relating to the common stock, $0.10 stated value per share ("Common Shares") of Russ Berrie and Company, Inc., a New Jersey corporation (the "Company"), filed on January 6, 2003 (the "Original 13D"), as amended by Amendment No. 1 to the Statement on Schedule 13D, filed on July 15, 2003 ("Amendment No. 1"), is hereby further amended as follows.

ITEM 2.           IDENTITY AND BACKGROUND

                  The first sentence of Item 2 is hereby deleted and replaced with the following:

                  "This statement is filed by The Russell Berrie Foundation, a New Jersey Nonprofit Corporation, a not-for-profit corporation organized under the laws of the State of New Jersey (the "Foundation"), with principal offices at Glenpointe Centre East- 7th Floor, 300 Frank W. Burr Boulevard, Teaneck, New Jersey 07666."

                  The second paragraph under caption "(b) - (c)" of Item 2 is hereby deleted and replaced with the following:

                  "Mr. Scott Berrie is the Chief Executive Officer of Scojo Vision, LLC, a producer and seller of non-prescription reading glasses, located at 180 Varick Street, Suite 1430, New York, New York 10014."

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

                  The last two sentences of Item 3 of the Original 13D are hereby deleted and replaced with the following:

                  " On April 22, 2004, The Russel Berrie 2001 Annuity Trust
                  (the "Annuity Trust") made a required disposition of 1,772,849 Common Shares to the Estate of Mr. Russell Berrie, in accordance with the terms of the Trust Agreement governing the Annuity Trust. With respect to the other Common Shares that are beneficially owned by the members of the board of trustees and executive officers of the Foundation, Mr. Scott Berrie acquired his Common Shares as a distribution from a trust (his spouse acquired her Common Shares as a gift from Mr. Scott Berrie); and of the additional Common Shares held by Mr. Rosner, 2,757 Common shares are held in a roll-over IRA plan, 750 Common Shares are held as joint tenant with his spouse (over which he has shared voting power and shared dispositive power), and the remaining Common Shares are held by the Annuity Trust, of which Mr. Rosner is the sole trustee. All Common Shares held by Ms. Berrie were acquired through the exercise of options for cash. All options held by Ms. Berrie and Mr. Kaufthal were granted pursuant to the Company's various stock option plans."

ITEM 4.           PURPOSE OF TRANSACTION

                  The words "each, as amended and restated," are hereby inserted after the words "Bylaws of the Foundation" in the second sentence of Item 4 of the Original 13D. The parenthetical in the third sentence of Item 4 Original 13D is hereby deleted. The fourth sentence of Item 4 of the Original 13D is hereby deleted. The remainder of Item 4 of the Original 13D remains unchanged.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER

                  Item 5 is hereby deleted in its entirety and replaced with the following:

                  "(a) Aggregate amount and percentage of class beneficially owned by:

                           (i) The Russell Berrie Foundation, a New Jersey Nonprofit Corporation - 4,997,212 Common Shares; 24.1%

                           (ii) Angelica Urra Berrie - 4,630,708 Common Shares (including options to acquire 5,384 Common Shares); 22.4%

                           (iii)    Scott Berrie - 66,671 Common Shares; 0.32%

                           (iv) Ilan Kaufthal - 4,650,451 Common Shares (including options to acquire 26,000 Common Shares); 22.5%

                           (v)      Norman Seiden - 2,771,988 Common Shares;
                                    13.4%

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                                                               Page 4 of 7 Pages

                           (vi)     Myron Rosner - 4,855,109 Common Shares;
                                    23.5%

                           Percentage beneficial ownership is calculated based on 20,695,842 Common Shares outstanding as of March 15, 2004, as reported in the Company's definitive Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on April 12, 2004.

                           With respect to Ms. Berrie, and Messrs. Kaufthal, Seiden, Rosner and Scott Berrie, the share holdings disclosed herein do not include the Common Shares beneficially owned by the Foundation. The foregoing individuals disclaim beneficial ownership of the Common Shares beneficially owned by the Foundation.

                           With respect to Scott Berrie, the share holdings disclosed herein include the 22,000 Common Shares beneficially owned by his wife.

                           With respect to Ms. Berrie and Messrs. Kaufthal and Rosner, each of whom is an executor of the Estate of Mr. Russell Berrie, the share holdings disclosed hereunder for each of them include the 1,852,463 Common Shares held by the Estate of Mr. Russell Berrie.

                           With respect to Ms. Berrie, and Messrs. Kaufthal, Seiden and Rosner, the share holdings disclosed hereunder for each of them include the 2,771,988 Common Shares held by The Russell Berrie 2002A Trust, of which each of the foregoing, among others, is a trustee.

                  (b)*     (i)      The Russell Berrie Foundation, a New Jersey
                                    Nonprofit Corporation, has:

                                    (1)      Sole power to vote or to direct the
                                             vote:

                                             4,997,212 Common Shares

                                    (2)      Sole power to dispose or to direct
                                             the disposition of:

                                             4,997,212 Common Shares

                           (ii)     Angelica Urra Berrie has:

                                    (1)      Sole power to vote or to direct the
                                             vote:

                                             6,257 Common Shares, representing
                                             873 Common Shares and options to
                                             acquire 5,384 Common Shares

                                    (2)      Shared power to vote or to direct
                                             the vote:

                                             4,624,451 Common Shares

                                    (3)      Sole power to dispose or to direct
                                             the disposition of:

                                             6,257 Common Shares, representing
                                             873 Common Shares and options to
                                             acquire 5,384 Common Shares

                                    (4)      Shared Power to dispose or to
                                             direct the disposition of:

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                                                               Page 5 of 7 Pages

                                             4,624,451 Common Shares

                           (iii)    Scott Berrie has:

                                    (1)      Sole power to vote or to direct the
                                             vote:

                                             44,671 Common Shares

                                    (2)      Shared power to vote or to direct
                                             the vote:

                                             22,000 Common Shares

                                    (3)      Sole power to dispose or to direct
                                             the disposition of:

                                             44,671 Common Shares

                                    (4)      Shared power to dispose or to
                                             direct the disposition of:

                                             22,000 Common shares

                           (iv)     Ilan Kaufthal has:

                                    (1)      Sole power to vote or to direct the
                                             vote:

                                             26,000 Common Shares, representing
                                             options to acquire 26,000 Common
                                             Shares

                                    (2)      Shared power to vote or to direct
                                             the vote:

                                             4,624,451 Common Shares

                                    (3)      Sole power to dispose or to direct
                                             the disposition of:

                                             26,000 Common Shares, representing
                                             options to acquire 26,000 Common
                                             Shares

                                    (4)      Shared Power to dispose or to
                                             direct the disposition of:

                                             4,624,451 Common Shares

                           (v)      Norman Seiden has:

                                    (1)      Shared power to vote or to direct
                                             the vote:

                                             2,771,988 Common Shares

                                    (2)      Shared Power to dispose or to
                                             direct the disposition of:

                                             2,771,988 Common Shares

                           (vi)     Myron Rosner has:

                                    (1)      Sole power to vote or to direct the
                                             vote:

                                             229,908 Common Shares

                                    (2)      Shared power to vote or to direct
                                             the vote:

                                             4,625,201 Common Shares

                                    (3)      Sole power to dispose or to direct
                                             the disposition of:

                                             229,908 Common Shares

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                                                               Page 6 of 7 Pages

                                    (4)      Shared Power to dispose or to
                                             direct the disposition of:

                                             4,625,201 Common Shares

                  * With respect to the Common Shares that Mr. Rosner holds as joint tenant with his spouse, Liesa Rosner, her business address is 155 Leroy Street, Tenafly, New Jersey 07670.
                  Liesa Rosner is employed as a social worker with the Tenafly Board of Education, whose address is 500 Tenafly Road, Administration Building, Tenafly, N.J. 07670, and she is a citizen of the United States. Mrs. Rosner has not been convicted of any of the offenses set forth in paragraph (d) of Item 2 of Schedule 13D, nor has she been party to any proceeding described in paragraph (e) of Item 2 of Schedule 13D, in each case during the last five years. With respect to the Common Shares that Mr. Scott Berrie shares voting and dispositive power with his spouse, Patricia Willens, her business address is One Centre Street, 24th Floor, New York, NY 10007, where she is employed as a journalist with WNYC Radio and she is a citizen of the United States. Ms. Willens has not been convicted of any of the offenses set forth in paragraph (d) of Item 2 of Schedule 13D, nor has she been party to any proceeding described in paragraph (e) of Item 2 of Schedule 13D, in each case during the last five years. With respect to all other individuals with whom persons named in response to this paragraph (b) share voting and dispositive power over Common Shares, the information required by Item 2 of Schedule 13D can be found herein under Item 2 with respect to Ms. Berrie and Messrs. Rosner, Kaufthal and Seiden. Mr. Weston serves as Honorary Chairman of Automatic Data Processing, Inc., a computerized transaction processing, data communication and information services company. The corporation's (and Mr. Weston's) business address is One ADP Boulevard, Roseland, NJ 07068. Mr. Benaroya is Chairman of the Board, President and Chief Executive Officer of United Retail Group, Inc., which operates a chain of retail specialty stores. The corporation's (and Mr. Benaroya's) business address is 365 West Passaic Street, Rochelle Park, NJ 07662. Each of Messrs. Weston and Benaroya are citizens of the United States. Neither Mr. Weston nor Mr. Benaroya has been convicted of any of the offenses set forth in paragraph (d) of Item 2 of
                  Schedule 13D, nor has either of them been party to any proceeding described in paragraph (e) of Item 2 of Schedule 13D, in each case during the last five years.

                  (c)      (i)      Mr. Rosner, as sole trustee of the Annuity
                                    Trust, effected the following transaction during the past sixty days:

                                    (1)      On April 22, 2004, the Annuity
                                             Trust transferred 1,772,849 Common
                                             Shares to the Estate of Mr. Russell
                                             Berrie as described in Item 3
                                             above. Ms. Berrie, Mr. Kaufthal and
                                             Mr. Rosner are the executors of
                                             such Estate.

                           (ii)     In the past sixty days, none of the
                                    Foundation, Mr. Scott Berrie or Mr. Norman
                                    Seiden has effected any transactions in
                                    Common Shares.

                  (d) Except as described in the Original 13D, as amended, and except as to 750 Common Shares that Mr. Rosner holds as joint tenant with his spouse, and 22,000 Common Shares held by the spouse of Mr. Scott Berrie, Patricia Willens, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any securities covered hereby.

                  (e)      Not applicable."

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                                                               Page 7 of 7 Pages

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

 Date: May 4, 2004

                                   THE RUSSELL BERRIE FOUNDATION, A NEW JERSEY
                                   NONPROFIT CORPORATION

                                   By: /s/ Myron Rosner
                                       ______________________
                                       Name: Myron Rosner
                                       Title: Secretary